1st Franklin Financial Corporation Letterhead
213 East Tugalo Street
P.O. Box 880
Toccoa, Georgia 30577
Telephone (706) 886-7571

November 23, 2005
VIA EDGAR
Mr. Christian Windsor
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: 1st Franklin Financial Corporation Registration Statement on Form S-2 File No. 333-126589

Dear Mr. Windsor:

Pursuant to Rule 461 of the Securities Act and in accordance with the facsimile delivered to you on November 22, 2005, 1st Franklin Financial Corporation (the "Company") hereby confirms its request that the effectiveness of its registration statement on Form S-2 (File No. 333-126589) be accelerated so that it becomes effective at 4:00 p.m. Eastern time on Wednesday, November 23, 2005 or as soon thereafter as is practicable.

In connection with the foregoing request, the Company acknowledges the following:
• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Company may not assert staff comments and this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please confirm that the Registration Statement has been declared effective by telephoning Mark L. Hanson of Jones Day at (404) 581-8573.

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Thank you for your attention to this matter.
Very truly yours,

1st FRANKLIN FINANCIAL CORPORATION

By: __ /s/ A. Roger Guimond
A. Roger Guimond
Vice President and Chief Financial Officer

cc: Ms. Kate McHale
Mark L. Hanson, Esq.
Neil M. Simon, Esq.

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